1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

MEGAN C. JOHNSON

megan.johnson@dechert.com
+1 202 261 3351 Direct
+1 202 261 3104 Fax

May 2, 2022

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             abrdn Funds (the “Registrant”)

Post-Effective Amendment No. 112 to the Registration Statement Filed on February 23, 2022

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Vroman-Lee:

This letter responds to comments on the above-referenced Post-Effective Amendment filed pursuant to Rule 485(a) with respect to abrdn EM SMA Completion Fund (the “Fund”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Erica Evans and Louis Rosenbaum of Dechert LLP on March 23, 2022.

For your convenience, the substance of those comments has been restated below. The Registrant’s response to each comment is set out under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given to them in the Registration Statement.

PROSPECTUS

Comment No. 1:                                                         Please provide the completed Annual Fund Operating Expenses table for the Fund in this correspondence filing.

Response:                                                                                        Please see Appendix A for a copy of the Fund’s completed Annual Fund Operating Expenses table.

Comment No. 2:                                                         Footnote 2 to the Fund’s Annual Fund Operating Expenses table references acquired fund fees and expenses (“AFFE”). If the Fund will invest in other investment companies and be subject to AFFE, please include a corresponding line item for AFFE in the Fund’s Annual Fund Operating Expenses table. If not, please remove references to AFFE in the footnote.

Response:                                                                                        The Fund does not currently anticipate investing in other investment companies, and accordingly, the Registrant confirms that an AFFE line item is not currently necessary. The Registrant respectfully declines to remove the reference to AFFE in footnote 2. The current disclosure in footnote 2 is consistent with the terms of the Fund’s expense limitation agreement and indicates that the listed operating expense types may or may not be applicable at a given time by stating “(excluding certain expenses, including any . . . Acquired Fund Fees and Expenses)” (emphasis added). If the Fund incurs AFFE in the future, such expenses will be reflected in the Fund’s Annual Fund Operating Expenses table as appropriate.

Comment No. 3:                                                         If the Fund’s fee waiver or expense reimbursement arrangement is subject to recoupment, please disclose the terms of the arrangement in footnote 2 to the Fund’s Annual Fund Operating Expenses table. Please also disclose that such recoupment is limited. The Staff notes that this limitation is generally 3 years from the date such amount was initially waived or reimbursed. Please also disclose that any such recoupment will not cause the Fund’s expense ratio, after the recoupment is taken into account, to exceed either: 1) the expense cap in effect at the time of wavier; or 2) the expense cap at the time of recoupment.

Response:                                                                                        The Registrant confirms that the Adviser is not permitted to recoup expenses pursuant to the Fund’s expense limitation agreement. Accordingly, the Registrant has not made changes in connection with this comment.

Comment No. 4:                                                         Please explain in correspondence, and consider disclosing, the meaning of “Completion” in the Fund’s name.

Response:                                                                                        The word “Completion” in the Fund’s name refers to the intended use of the Fund as a “completion fund” by certain separately managed account (“SMA”) clients. The Fund is intended to complement SMA portfolios and help “complete” SMA portfolios by providing exposure to certain asset classes. The Registrant will add the following disclosure to the “Purchase and Sale of Fund Shares” section of the Fund’s prospectus (“Prospectus”):

The Fund is a “completion fund,” meaning that it is intended to be used as part of a broader investment program by certain separately managed account clients.

Comment No. 5:                                                         The “Principal Strategies” section of the Prospectus states, “The abrdn EM SMA Completion Fund will invest primarily in common stocks, but may also invest in other types of equity securities, including, but not limited to, preferred stock and depositary receipts.” Instead of providing a list that is prefaced by “including, but not limited to,” please include an exhaustive list of securities in which the Fund will principally invest.

Response:                                                                                        The Registrant believes that the disclosure accurately and appropriately describes the Fund’s principal strategies. While there may be additional types of instruments in which the Fund may invest, the Registrant does not believe that such instruments constitute principal strategies of the Fund at this time. Accordingly, the Registrant has not made any changes in connection with this comment.

Comment No. 6:                                                         The “Principal Strategies” section of the Prospectus states, “An emerging market country is any country determined by the Adviser or Sub-advisers to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets.” The Staff believes that using the term “emerging market economy” to define “emerging market country” is circular.  Please clarify or remove this sentence. Additionally, in the “Principal Strategies” section of the Prospectus, please disclose the specific method by which it is determined whether a country is an emerging market. For example, one method could be the country’s inclusion in an independent third-party list or a list used by an index provider.

Response:                                                                                        The Registrant respectfully notes that, in addition to the disclosure noted in the comment, the Fund’s “Principal Strategies” section of its prospectus includes the following disclosure regarding the method used by the Fund to determine whether a country is an emerging market country:

Emerging market countries include every nation in the world except the United States, the United Kingdom, Canada, Japan, Australia, New Zealand, Israel, Hong Kong, Singapore and most countries located in Western Europe.

The Registrant believes that this disclosure is clear that an emerging market country is defined as every nation in the world except the United States, Canada, Japan, Australia, New Zealand, Israel, Hong Kong, Singapore and most countries located in Western Europe. The Registrant respectfully declines to make changes in connection with this comment.

Comment No. 7:                                                         The “Principal Strategies” section of the Prospectus states:

A company is considered to be an emerging market company if Fund management determines that the company meets one or more of the following criteria:

•	the company is organized under the laws of, or has its principal office in an emerging market country;

•	the company has its principal securities trading market in an emerging market country; and/or

•	the company derives the majority of its annual revenue or earnings or assets from goods produced, sales made or services performed in an emerging market country.

(emphasis added). The Staff believes this disclosure allows for too much discretion. In the “Principal Strategies” section of the Prospectus, please disclose the specific method by which it is determined whether an investment is economically tied to an emerging market country. In addition, with respect to the bullet above that states, “the company is organized under the laws of, or has its principal office in an emerging market” (emphasis added), the Staff’s view is that the location of a company’s principal office is not an accepted criteria set forth in the Adopting Release for Rule 35d-1 under the Investment Company Act of 1940, as amended (“Adopting Release”). Please explain in correspondence why the Registrant believes that the location of a company’s principal office exposes the investment to the fortunes and risks of an emerging market.

Response:                                                                                        The Registrant respectfully notes that, in addition to the disclosure noted in the comment, the Fund’s “Principal Strategies” section of its prospectus includes the following disclosure regarding the criteria used by the Fund to determine whether a country is an emerging market country:

An emerging market country is any country determined by the Adviser or Sub-advisers to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets. Emerging market countries include every nation in the world except the United States, the United Kingdom, Canada, Japan, Australia, New Zealand, Israel, Hong Kong, Singapore and most countries located in Western Europe.

The Registrant believes that the existing disclosure is sufficiently specific regarding the criteria used to determine whether an investment is economically tied to an emerging market country. In addition, the Registrant respectfully submits that the three bulleted criteria noted in the comment, including the criteria regarding an issuer’s principal office, are consistent with the criteria set forth in footnote 24 of the Adopting Release, which states that, under Rule 35d-1 as proposed:

[T]he investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region. (emphasis added)

Comment No. 8:                                                         The “Principal Strategies” section of the Prospectus states, “At times, the Fund may have a significant amount of its assets invested in a country or geographic region.” Please disclose if there is a country or geographic region in which the Fund currently expects to invest a significant amount of its assets.

Response:                                                                                        The Fund currently anticipates that it will have significant exposure to China and India. However, because the Fund is intended to serve as only a portion of certain SMA clients’ overall SMA strategy, the Fund’s anticipated exposure is not reflective of the exposure of the SMA strategy as held by shareholders. The Registrant will add the following disclosure to the Fund’s principal strategies (new language bold and underlined):

At times, the Fund may have a significant amount of its assets invested in a country or geographic region. The Fund currently anticipates that it will invest a significant amount of its assets in securities economically tied to China and securities economically tied to India. The Fund may invest in securities denominated in U.S. Dollars and currencies of emerging market countries in which it is permitted to invest. The Fund typically has full currency exposure to those markets in which it invests.

The Registrant will add the following corresponding disclosure to the “Principal Risks” section of the Prospectus:

China Risk — Investments in China and Hong Kong subject the Fund to additional risks, and may make it significantly more volatile than geographically diverse mutual funds. Additional risks associated with investments in China and Hong Kong include exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage), trading halts, imposition of tariffs, limitations on repatriation and differing legal standards. Any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the Chinese economy, which in turn could adversely affect the Fund’s investments.

India Risk — The value of the Fund’s assets may be adversely affected by political, economic, social and religious factors, changes in Indian law or regulations and the status of India’s relations with other countries. In addition, the economy of India may differ favorably or unfavorably from the U.S. economy in such respects as the rate of growth of gross domestic product, the rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. The Indian government has exercised and continues to exercise significant influence over many aspects of the economy, and the number of public sector enterprises in India is substantial. Accordingly, Indian government actions in the future could have a significant effect on the Indian economy, which could affect private sector companies and the Fund, market conditions, and prices and yields of securities in the Fund’s portfolio.

Comment No. 9:                                                         Please consider moving the “Emerging Markets Risk” disclosure closer to the beginning of the “Principal Risks” section of the Prospectus.

Response:                                                                                        The Registrant believes that the order of its risks is appropriate and in line with Staff guidance issued in in ADI 2019-08. The Registrant respectfully notes that in putting principal risks in order of importance, subjective determinations may need to be made and that different funds may arrive at different conclusions as to how best to order risks for individual funds and across series of a trust. The Registrant respectfully notes that in ADI 2019-08, that Staff stated:

“The staff recognizes that ordering risks based on importance requires subjective determinations. For example, funds may reasonably consider different factors in determining which risks are most important or weigh factors differently. The relative importance of a risk can change with market conditions or with changes to a fund’s investments. The staff believes that funds are best positioned to make these judgments of relative importance, and we would not generally expect to comment on a fund’s ordering of risks by importance.”

Comment No. 10:                                                  Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, please explain in correspondence why the Fund believes such disclosure is not required. Additionally, please consider including an ESG risk factor in the “Principal Risks” section of the Prospectus or explain in correspondence why the Fund believes that including such a risk factor is not appropriate.

Response:                                                                                        The Registrant believes that an appropriate place for proxy voting disclosure is in response to Item 17(f) of Form N-1A. The Registrant respectfully submits that the Adviser’s full proxy voting policy adopted under the Investment Advisers Act of 1940, as amended, is included as Appendix B of the Fund’s Statement of Additional Information and describes how the Adviser will approach governance matters and non-routine shareholder proposals in voting proxies for the Fund. Such approach will apply equally if such proposals relate to ESG matters. In relevant part, the policy states:

The abrdn Advisers are committed to exercising responsible ownership with a conviction that companies adopting best practices in corporate governance will be more successful in their core activities and deliver enhanced returns to shareholders.

The abrdn Advisers have adopted a proxy voting policy. The proxy voting policy is designed and implemented in a way that is reasonably expected to ensure that proxies are voted in the best interests of clients.

Voting decisions are made by the abrdn Advisers’ investment teams, and are based on their knowledge of the company and discussions with management — abrdn Advisers’ investment managers consider explanations from companies about their compliance with relevant corporate governance codes and may refer to independent research from voting advisory services in reaching a voting decision. However, voting decisions for exchange traded funds are made strictly in accordance with ISS’s proxy voting guidelines which are reviewed and approved on an annual basis.

Where contentious issues arise in relation to motions put before a shareholders’ meeting, abrdn Advisers will usually contact the management of the company to exchange views and give management the opportunity to articulate its position. The long term nature of the relationships that we develop with investee company boards should enable us to deal with any concerns that we may have over strategy, the management of risk or governance practices directly with the chairman or senior independent director. In circumstances where this approach is unsuccessful, abrdn Advisers are prepared to escalate their intervention by expressing their concerns through the company’s advisers, through interaction with other shareholders or attending and speaking at General Meetings.

In addition, abrdn publishes Stewardship Principles, which describe abrdn’s approach to investment analysis, shareholder engagement and proxy voting across companies worldwide. The Stewardship Principles are also included in Appendix B to the Fund’s SAI.

The Registrant has considered including an ESG risk factor and has determined not to include such a principal risk factor for the Fund at this time. Consideration of ESG factors is integrated into the Adviser’s security selection process for the Fund, similar to many other factors considered as part of the Adviser’s analysis of the quality of a company. The Fund is not an ESG-focused or “sustainable” fund. To avoid putting more emphasis on ESG than the Registrant believes is appropriate for the Fund, as well as to avoid any investor confusion, the Registrant respectfully declines to add an ESG risk factor as a principal risk for the Fund. The Registrant believes that the risks associated with the Adviser’s management of the Fund, including its security selection process, are covered by “Management Risk” in the “Principal Risks” section of the Fund’s Prospectus.

*                    *                     *                     *                    *

Should you have any questions concerning the above, please call Erica Evans at (202) 261-3383 or the undersigned at (202) 261-3351.

Very truly yours,

/s/ Megan C. Johnson
Megan C. Johnson

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(2)	78.93%
Total Annual Fund Operating Expenses	78.93%
Less: Amount of Fee Limitations/Expense Reimbursements(3)	(78.93)%
Total Annual Fund Operating Expenses After Fee Limitations/Expense Reimbursements	0.00%

(1)

None of abrdn Inc. (the “Adviser”), abrdn Asia Limited (“AAL”) or Aberdeen Asset Managers Limited (“AAML”, and collectively with AAL, the “Sub-advisers”) charges a management fee or sub-advisory fee to the Fund. Shareholders should be aware, however, that the Fund is an integral part of separately managed account programs, and the Fund’s Adviser, the Fund’s Sub-advisers or their affiliates will be compensated directly or indirectly by separately managed account program sponsors or program participants for managed account advisory services.

(2)	“Other expenses” for the fund are estimated for the current fiscal year. Actual expenses may differ from estimates.
(3)

abrdn Funds (the “Trust”) and the Adviser have entered into a written contract pursuant to which the Adviser has agreed to reimburse the Fund’s operating expenses (excluding certain expenses, including any taxes, interest, brokerage fees, Acquired Fund Fees and Expenses and extraordinary expenses). This contractual arrangement may not be terminated before February 29, 2024 without the approval of the Independent Trustees.